EXHIBIT 99.1

HYGO ENERGY TRANSITION LTD. FILES REGISTRATION STATEMENT FOR INITIAL PUBLIC OFFERING

Golar LNG Limited (“Golar LNG”) announced today that Hygo Energy Transition Ltd. (“Hygo”), formerly known as Golar Power Limited, a joint venture between Golar LNG and investment vehicles affiliated with Stonepeak Infrastructure Partners, has filed a Registration Statement on Form F-1 with the U.S. Securities and Exchange Commission (“SEC”) related to a proposed initial public offering of Hygo’s common shares. Hygo intends to apply to list the common shares on the Nasdaq Global Select Market under the ticker symbol “HYGO.”

Hygo was formed to develop, own and operate integrated LNG-based transportation, downstream solutions and associated terminal and power generation infrastructure. Hygo provides these integrated downstream LNG solutions to underserved markets by delivering low cost, environmentally sound energy alternatives to consumers around the world.

Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC are acting as the lead bookrunning managers for the proposed offering. Barclays Capital Inc., BTIG, LLC, Citigroup and UBS Securities LLC are acting as bookrunners for the proposed offering.

The offering will be made only by means of a prospectus.  A copy of the preliminary prospectus, when available, may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014 or by email at prospectus@morganstanley.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, by telephone at (866) 471-2526, or by email at prospectus-ny@ny.email.gs.com; or Barclays Capital Inc., Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone at (888) 603-5847, or by email at Barclaysprospectus@broadridge.com. BTIG, LLC, 65 East 55th Street, New York, NY 10022 or by email at equitycapitalmarkets@btig.com, Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 800-831-9146 and UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, by telephone at 888-827-7275 or by email at olprospectusrequest@ubs.com.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar LNG and Hygo undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. Golar LNG and Hygo undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Hamilton, Bermuda
August 31, 2020
Enquiries:
Golar Management Limited: + 44 207 063 7900
Eduardo Maranhao
Stuart Buchanan